Exhibit 99.(b)(5)

Amendment to the By-Laws

of

Aberdeen Chile Fund, Inc.

Pursuant to Article 7.1 of the Amended and Restated By-Laws (the “By-Laws”) of Aberdeen Chile Fund, Inc. (formerly The Chile Fund, Inc.) (the “Company”), Article 3.6 of the By-Laws is hereby amended and restated in its entirety as follows:

Resignation. A Director may resign at any time by giving written notice of his or her resignation to the Board of Directors or the Chairman of the Board or Secretary of the Company. Any resignation shall take effect at the time specified in it or, should the time when it is to become effective not be specified in it, immediately upon its receipt. Acceptance of a resignation shall not be necessary to make it effective unless the resignation states otherwise. No Director candidate shall be presented to shareholders of the Company for election at any meeting that is scheduled to occur after he or she has reached the age of 76. Each Director shall automatically be deemed to retire from the Board at the next annual shareholders’ meeting following the date he or she reaches the age of 76 years, even if his or her tenure of office has not expired on that date. Where no annual shareholders’ meeting is held, the retiring Director is deemed to retire at the conclusion of the next regular quarterly Board meeting following the date he or she reaches the age of 76.